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Marc O. Williams

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax marc.williams@davispolk.com

March 2, 2012

Re:	Illumina, Inc. Preliminary Proxy Statement filed by Roche Holding Ltd and CKH Acquisition Corporation Filed February 16, 2012 File No. 1-35406

Peggy Kim
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Kim:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 27, 2012 (the “Comment Letter”) regarding the above-referenced filing (the “Preliminary Proxy Statement”) by CKH Acquisition Corporation and Roche Holding Ltd (collectively, the “Filing Persons”).  In conjunction with this letter, Parent and the Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”).

Please find enclosed three copies of Amendment No. 1.  The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter. Set forth below are responses to the Staff’s comments numbered 1 through 13, as set forth in the Comment Letter.

1.	Please revise the cover page of the Schedule 14A and the proxy card to include the nominees, alternate, and substitute nominees as participants in the solicitation.

The Filing Persons respectfully advise the Staff that they do not believe that the nominees or the alternate or substitute nominees are required to be included on the cover page of the Schedule 14A or the proxy card as participants in the solicitation.  The nominees and the alternate or substitute nominees may become participants in the Filing Persons’ solicitation activities, but they have not been engaged in solicitation activities before furnishing security holders with a proxy statement.  In addition, the Filing Persons believe that the Schedule 14A

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includes all information required to be disclosed with respect to the nominees, the alternate and substitute nominees and each other participant (including the identity of each participant as required by Item 4 of Schedule 14A and the other information with respect to each participant as required by Item 5 of Schedule 14A).

The Filing Persons believe that their view is supported by numerous definitive proxy statements filed in connection with the nomination of independent candidates in opposition to a subject company’s slate of nominees.  For example, independent candidates were not noted as participants on the cover page of the Schedule 14As or the proxy cards filed with respect to the following proxy contests occurring since 2007:

•	Alimentation Coche-Tard, Inc./Casey’s General Stores, Inc.;
•	Air Products and Chemicals, Inc./Airgas, Inc.;
•	CF Industries Holdings, Inc./Terra Industries Inc.;
•	Exelon Corporation/NRG Energy, Inc.; and
•	AirTran Holdings, Inc./Midwest Air Group, Inc.

Moreover, there are numerous examples of contested solicitations, including the examples listed above, in which the subject company’s own nominees were not listed on the cover page of the subject company’s Schedule 14A.

2.
Please revise to include a background discussion of the contacts between the participants and the registrant during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

In response to the Staff’s comment, Amendment No. 1 contains on pages 27-31 a background discussion of the contacts between the participants and Illumina during the time period leading up to the current solicitation and a description of how Illumina’s board of directors or management responded to contacts made by the participants and the material details of any discussions or correspondence.

3.
We note that this filing refers security holders to information that will be contained in the registrant’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

The Filing Persons currently intend to disseminate their proxy statement after the distribution of Illumina’s proxy statement.  If the Filing Persons determine to disseminate their proxy statement prior to the distribution of Illumina’s proxy statement and the Filing Persons intend to rely on Rule 14a-5(c) with respect to information contained in Illumina’s proxy statement, the Filing Persons will provide any such information to security holders in the form of a proxy supplement.

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4.	For ease of investor understanding, please revise to follow Illumina’s numbering order for the proposals.

Amendment No. 1 has been revised in response to the Staff’s comment.

5.
We note that you believe your nominees will explore alternatives for maximizing value, including selling Illumina to Roche or a third party. Please revise throughout your proxy statement to clarify that shareholders are not being solicited to approve a sale transaction. In addition, please revise to state whether there are any specific plans regarding a sale of the company, other than the tender offer transaction.

In response to the Staff’s comment, Amendment No. 1 contains revised disclosure on pages 3 and 6 to clarify that shareholders are not being solicited to approve a sale transaction and that there are no specific plans regarding a sale of Illumina other than the tender offer transaction.

6.
For each nominee, alternate, and substitute nominee, please describe the type of business conducted by each company referred to in the description of business experience. Please also describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K and Item 7(b) of Schedule 14A.

In response to the Staff’s comment, Amendment No. 1 contains revised disclosure on pages 10-18.

7.	Please revise to state that there is no assurance that the Illumina’s directors will serve if elected with any of Roche’s nominees.

In response to the Staff’s comment, Amendment No. 1 contains revised disclosure on page 10.

8.
We note the participants reserve the right to vote for substitute nominees. Please revise to disclose the order in which alternate nominees will be selected. In addition, we note that Mr. Kaye may withdraw if, among other things, Illumina does not concur that he is independent; please disclose who would replace Mr. Kaye is he withdraws. Please also confirm for us that should the participants nominate any of the substitute nominees before the meeting, the participants will file an amended proxy statement that specifically identifies which of the substitute nominees are being nominated.

The Filing Persons respectfully advise the Staff that, at this time, they do not know the order in which such alternate nominees will be selected, as this decision will depend on the facts and circumstances existing at the time any such selection must be made (including, for example, the identity of the primary nominee who is being replaced).  With respect to Mr. Kaye, should he withdraw for any reason after being nominated by us but prior to being elected to Illumina’s board of directors, the Filing Persons will replace him with one of the remaining alternate nominees.  If Mr. Kaye withdraws or resigns for any reason after being elected to Illumina’s board of directors, the Filing Persons would not be involved in selecting his potential replacement.  The Filing Persons confirm that should the Filing Persons nominate any of the alternate nominees prior to the 2012 annual meeting of Illumina’s stockholders, the Filing Persons will file an amended proxy statement that specifically identifies which of the alternate nominees is being nominated.

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9.	Please revise to further describe how Illumina’s stockholder rights plan effectively prevents shareholders from having the opportunity to decide whether to accept the tender offer.

In response to the Staff’s comment, Amendment No. 1 contains revised disclosure on page 25 to further describe how Illumina’s stockholder rights plan effectively prevents stockholders from having the opportunity to decide whether to accept the tender offer.

10.
We note that if Proposals 3 and 4 are approved, then Proposal 4 will require the approval of a majority of the shares outstanding. Please revise to describe Roche’s plans if Proposal 4 is not approved.

In response to the Staff’s comment, Amendment No. 1 contains revised disclosure on page 25 to describe the Filing Persons’ plans if some or all of the independent candidates nominated by the Filing Persons are not elected.

11.
We note that if no direction is indicated on Proposals 6 and 7, then Roche will abstain. Please revise, here and on the proxy card, to state the effect of abstentions on Proposals 6 and 7. In this regard, it appears that abstentions will have the effect of a vote against both proposals.

The Filing Persons note the Staff’s comment and respectfully advise the Staff that this disclosure was included in the Preliminary Proxy Statement (see pages 33-34 of Amendment No. 1).  In response to the Staff’s comment, Amendment No. 1 contains revised disclosure on the form of proxy card to state the effect of abstentions on former Proposals 6 and 7 (renumbered in Amendment No. 1 as Proposals 2 and 3).

12.
We note that proxies may be solicited by telephone, electronically, in person and by other means of communication. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

The Filing Persons note the Staff’s comment and confirm their understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet, must be filed with the SEC under the cover of Schedule 14A on the date of first use.

13.	Please disclose the total expenditures to date since you already know that information.

In response to the Staff’s comment, Amendment No. 1 contains revised disclosure on page 35 disclosing the total expenditures incurred to date.

***

The Filing Persons acknowledge that (1) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to

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disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Filing Person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marc O. Williams
Marc O. Williams